

September 16, 2014

<u>Via E-mail</u>
Michael F. Finn
Senior Vice President and General Counsel
Axalta Coating Systems Ltd.
Two Commerce Square
2001 Market Street, Suite 3600
Philadelphia, Pennsylvania 19103

> **Re: Axalta Coating Systems Ltd.**
> **Registration Statement on Form S-1**
> **Filed August 20, 2014**
> **File No. 333-198271**

Dear Mr. Finn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the presentation of your financial information throughout the filing so that the periods are presented consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

2.   Pages 13 and II-1 indicate that a stock split will occur in connection with the filing of your amended and restated memorandum of association and the adoption of your amended and restated bye-laws immediately prior to this offering. Since the stock split will occur immediately prior to this offering, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected stock split.

Prospectus Cover Page

3.   The disclosure in the last paragraph is not appropriate for the cover page. Please either remove it or relocate it to another section of the prospectus. Refer to Item 501 of Regulation S-K.

Table of Contents, page i

4.   We note your disclosure immediately after the table of contents that the information in the prospectus may only be accurate on "the date of this document, regardless of its time of delivery or of any sales of the common shares." This statement may suggest to investors that they are responsible for seeking to obtain relevant updated information, or that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Note that information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.   Please delete or clarify this statement.

Market, Industry and Other Data, page ii

5.   We note your reference to industry publications, surveys and reports from Orr & Boss, Inc. and LMC Automotive. Please provide us with copies of the source materials you cite, appropriately marked to identify the specific sections that you are citing. Confirm for us that the sources you cite were not commissioned or prepared specifically for use in this prospectus.

Prospectus Summary, page 1

General

6.   Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information rather merely listing generalized risk factors near the end of this section. Revise to include disclosure of your weaknesses or strategic challenges that is equally prominent as your claims of industry pre-eminence.

Our Company, page 1

7.   Please revise your disclosure to briefly discuss your leverage and state your current amount of debt outstanding where you discuss your net sales, adjusted EBITDA and net income for the LTM period.

8.   We note your references to "#1 global market position" and "#2 global market position" on page 2. Please revise your disclosure to clarify the basis for such rankings – for

example, if such rankings are based on industry publications and/or management's estimates.

Summary Historical and Pro Forma Financial Information, page 14

9.   We note your disclosure in Note (3) on page 17 that you believe that EBITDA and Adjusted EBITDA provide additional information with respect to your past performance. On page 18, you indicate that EBITDA and Adjusted EBITDA have important limitations as analytical tools because these measures exclude certain tax payments that may represent a reduction in cash available to you, do not reflect your cash expenditures or future requirements for capital expenditures or contractual commitments, do not reflect changes in or cash requirements for your working capital needs and do not reflect the significant interest expense or the cash requirements necessary to service interest or principle payments on your debt. Please note that the limitations of a performance measure should not address cash, cash requirements or liquidity given that you present this measure as a performance measure. Please revise your disclosure to address the limitations of EBITDA and Adjusted EBITDA as a performance measure. If you use EBITDA and Adjusted EBITDA as a liquidity measure in addition to a performance measure, revise your disclosure to separately discuss the limitations of these measures as both performance measures and liquidity measures and also reconcile these financial measures to the most directly comparable GAAP liquidity measure.

10.   We note your reconciliation of net income (loss) to EBITDA and Adjusted EBITDA within Note (3) on page 19 and have the following comments.
   - Footnote (f) refers to the elimination of employee termination benefits that are considered to be one-time in nature. Given that these benefits appear to occur in all periods presented, please revise your disclosure to better explain why you are eliminating these expenses;
   - We refer you to your non-cash adjustment. Based on the items noted in footnote (i), it is not clear that all these items are non-cash. Please expand your disclosures as necessary to clarify. Please also quantify these items for us and address whether any individual items are material enough to warrant separate presentation.   In this regard, it is unclear whether material gains or income are being offset by material costs and losses; and
   - As discussed in footnote (l), you have estimated standalone costs based on a standalone operating structure that is similar to the operating structure used by DuPont prior to the acquisition. Please significantly expand your disclosure to provide additional information regarding how you estimated such costs. In addition, please clarify why you would use the operating structure used by DuPont prior to the acquisition rather than the operating structure used by the Successor to estimate your costs on a standalone basis. Finally, ensure your discussion of the limitations of Adjusted EBITDA addresses the fact that you have estimated theses costs.

Risk Factors, page 21

Our substantial indebtedness could adversely affect our ability . . ., page 33

11.   Please disclose whether you were in compliance with all of the covenants contained in your outstanding debt instruments as of June 30, 2014.

Use of Proceeds, page 45

12.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used for general corporate purposes, if any remain after payment of indebtedness and for fees and expenses. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K. We note elsewhere in your prospectus that you describe your growth plans, but do not indicate if they will be funded using offering proceeds.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 54

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 59

13.   You indicate in Note (a) that the Company will receive no proceeds from this offering. Please reconcile this statement to your discussion under the Use of Proceeds section on page 45 which indicates that you intend to use the net proceeds from this offering, plus cash on hand, to repay indebtedness and to pay fees and expenses.   Please address the need to show the pro forma impact of your intention to repay indebtedness. Refer to Rule 11-01(a)(8) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 65

Results of Operations, page 70

14.   Please significantly expand your discussion of your consolidated results of operations as well as your selected segment information to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:
   •   Quantify how much of the change in net sales, from period-to-period, was due to changes in volumes sold, changes in selling prices and changes in product mix;
   •   Quantify the business reasons for the changes between periods in the significant line items of your statements of operations. In circumstances where there is more than one business reason for the change, please attempt to quantify the incremental impact

of each individual business reason discussed on the overall change in the line item; and

- You indicate on page 96 that you are subject to changes in your cost of sales caused by movements in underlying commodity prices (primarily oil and natural gas) and that approximately 50% of your cost of sales is represented by raw materials. Please ensure your discussion of cost of sales discusses the impact that changes in oil and nature gas prices as well as changes in raw materials had on your results of operations and the comparability of your results from period to period.

See Item 303(a)(3) of Regulation S-K.

15. Separately discuss changes in cost of goods sold separately from your other operating charges. See our comment below regarding the separate disclosure of these two items.

16. We note your risk factor on page 25 related to the value of the currencies in countries where you operate against the U.S. dollar and its effect on your financial results reported in U.S. dollar terms. As such, fluctuations in foreign exchange rates could affect your financial results reported in U.S. dollar terms without giving effect to any underlying change in your business or results of operations. Please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations.

Other expense (income), net, page 73

17. Please expand your discussion to more fully address the underlying reasons for the $56.2 million difference between the historical period for the Successor six months ended June 30, 2014 compared to the Successor period June 30, 2013. In this regard, you only appear to address the $19.4 million impact related to the Acquisition date settlement of a foreign currency hedge contract.

Selected Segment Information, page 81

18. You indict in footnote (1) to your tabular presentation of net sales by segment and segment Adjusted EBITDA herein and on page 83 that your segment Adjusted EBITDA measures include a net benefit as a result of estimating standalone costs for the Predecessor years ended December 31, 2011 and 2012 and Predecessor period January 1, 2013 through January 31, 2013. You further note that this adjustment for the standalone costs is not reflected in the unaudited and audited combined and consolidated financial statements contained elsewhere in the document. Please revise your table to present your historical segment Adjusted EBITDA measure, which is the primary measure of segment operating performance, and fully discuss period changes in this measure.

Liquidity and Capital Resources, page 85

19.   Given your significant foreign operations, please enhance your liquidity disclosure to quantify the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of December 31, 2013 and June 30, 2014.

20.   Please expand your disclosure regarding the amount available under your Revolving Credit Facility to clarify, if true, that the amount is available without violating any covenants. Please refer to Item 303(a)(1) of Regulation S-K, Instruction 2 to Item 303(a) of Regulation S-K, and Section 501.13.c. of the Financial Reporting Codification for guidance.

Business, page 110

21.   Please clarify the note appearing under the graphic on page 110.

22.   We note your disclosure on page 115 that you "believe that [you] hold the #1 market position with MSOs in North America. . . ." Please revise your disclosure to provide the basis for such belief.

23.   Please clarify who or what is the source of the information provided by the graphic on page 115. The source is currently attributed to "Wall Street research and management estimates."

Research and Development, page 124

24.   Please disclose the estimated amount spent during each of the last two fiscal years on company-sponsored research and development activities.

Shares Eligible for Future Sale, page 164

Lock-Up Agreements, page 164

25.   Please briefly describe the factors that the underwriters would consider in determining whether to consent to the sale of shares of common stock by the company, directors, executive officers and Carlyle before the lock-up period's expiration. We note your reference to "subject to certain exceptions" on page 164 and on page 177. Please revise here and on page 177 as applicable.

Registration Rights, page 165

26.   We note that, in connection with the completion of this offering, you intend to grant Carlyle the right to cause you to file registration statements covering resales of your common shares held by Carlyle or to piggyback on such registration statements in certain

circumstances. Please disclose if you anticipate whether there will be any maximum cash penalties under the registration rights agreement or additional penalties that may result from delays in registering your common stock. Refer to ASC 825-20-50-1.

Financial Statements for the Period Ended June 30, 2014

Foreign Currency Translation

27.   As indicated on page 73, we note that during 2014 you changed the exchange rate used to remeasure your Venezuelan subsidiaries' non-U.S. Dollar denominated monetary assets and liabilities to the rate determined by an auction process conducted by Venezuela's Complementary System of Foreign Currency Administration (SICAD I), which was 10.0 to 1 compared to the historical indexed rate of 6.3 to 1. The devaluation resulted in a gain of $12.2 million for the six months ended June 30, 2014 due to your Venezuelan operations being in a net monetary liability position. Please provide disclosure regarding the fact that you made such a change and also disclose the facts and circumstances that led you to change this exchange rate.

28.   Please address the comments below related to your annual financial statements in your interim financial statements to the extent they are applicable.

Financial Statements for the Year Ended December 31, 2013

Statements of Operations, page F-34

29.   Please disclose cost of goods sold separately from your other operating charges. Refer to Rules 5-02.2 and 5-02.3 of Regulation S-X.

Balance Sheet, page F-36

30.   With reference to Question 4 of SAB Topic 1.B.1 and the intercompany activities between DPC and DuPont, please provide an analysis of the activity reflected in your DuPont's Net Investment in DuPont Performance Coatings line item. In this regard, it would appear meaningful to provide the material components that make up the Net Transfers to DuPont for each period presented.

(3) Summary of Significant Accounting Policies, page F-42

(d) Revenue Recognition, page F-43

31.   You recognize revenue—for certain OEM customers—based on the application of paint to the customers' cars. Please expand your accounting policy to indicate how you determine when the earnings process is complete. In this regard, it is unclear whether the Company or your OEM customers is applying the paint.

(k) Property, Plant and Equipment, page F-45

32.   You disclose that property, plant and equipment acquired in the acquisition are depreciated over their estimated remaining useful lives, and subsequent property, plant and equipment additions are depreciated over useful lives generally ranging from 15 to 25 years. Please separately disclose the range of useful lives for each category presented on page F-77. For categories that have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

(o) Environmental Liabilities and Expenditures, page F-47

33.   Expand your disclosure regarding your claims for recovery from third parties to indicate when you recognize such assets and quantify the amounts recorded at each period presented.

(r) Foreign Currency Translation, page F-48

34.   As discussed on page 106, we note that as a result of the Acquisition, you reevaluated your functional currency accounting conclusions. Due primarily to your new legal entity organization structure, global cash management and raw material sourcing strategies, you determined that the functional currency of certain subsidiaries operating outside of the United States is the local currency of the respective subsidiaries. For the Predecessor period, your reporting currency was the U.S. dollar as DuPont management determined that the U.S. dollar was the functional currency of DPC's legal entities and this functional currency was appropriate for the DPC organizational legal entity structure and the economic environment in which DPC operated during the period covered by the Predecessor consolidated and combined financial statements.   With reference to ASC 830-10-45-3 through 45-6, please provide a thorough analysis that demonstrates the appropriateness of the functional currency of your subsidiaries in both the Successor and Predecessor periods.

(4) Acquisition of DuPont Performance Coatings, page F-50

35.   Please expand your disclosures to identify the nature of the other assets acquired for the purpose of creating a standalone entity which cannot be individually identified and separately recognized. Refer to ASC 805-30-50-1(a).

(6) Restructuring, page F-54

36.   Please enhance your disclosure to discuss the expected completion date in accordance with ASC 420-10-50-1(a). In addition, please disclose the total amount of restructuring charges expected to be incurred, the amount incurred for each period presented as well as the cumulative amount of restructuring charges incurred to date for each major type of cost as well as for each reportable segment as required by ASC 420-10-50-1(b) and (d).

(10) Stock-Based Compensation, page F-69

37.   Please disclose the estimated fair value of the common stock underlying your stock options granted during the periods presented as well as your basis for determining such fair value. Address this comment as it relates to the options granted during the six months ended June 30, 2014. Please note that once you have disclosed the estimated IPO price range we may have comments regarding the estimated fair value of the common stock underlying your most recent option grants.

(13) Income Taxes, page F-72

38.   It appears that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision for income taxes is also composed of non-U.S. amounts. Please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

(25) Segments, page F-85

39.   Please refer to our comment above regarding the disclosures surrounding your reconciliation of Adjusted EBITDA to net income and revise your disclosures herein accordingly.

40.   You indicate on page 99 that Performance Coatings and Transportation Coatings are reportable segments.   Please revise your accounting policy to identify your operating segments. With reference to ASC 280-10-50-1, please tell us and revise your disclosures to clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance. Your response should address the nature and detail of any financial information your CODM receives related to the Refinish and Industrial end-markets for Performance Coatings and the Light Vehicle and Commercial Vehicle end-markets for Transportation Coatings and how you have determined whether or not these end-markets represent operating segments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Patrick H. Shannon (*via e-mail*)
        Latham & Watkins LLP